# U.S. FOOD & DRUG ADMINISTRATION

Office of Orphan Products Development
Food and Drug Administration
WO32-5295
10903 New Hampshire Avenue
Silver Spring, MD 20993

MAR 1 3 2018

Vitality Biopharma, Inc.
1901 Avenue of the Stars, 2nd Floor
Los Angeles, CA 90067

Attention: Robert Brooke
CEO
brooke@vitality.bio

Re: Designation request # DRU-2018-6272
Dated: January 16, 2018
Received: January 19, 2018

Dear Mr. Brooke:

This letter responds to your request for orphan-drug designation submitted pursuant to section 526 of the Federal Food, Drug, and Cosmetic Act (21 U.S.C. 360bb) of VITA-100 for "treatment of pediatric ulcerative colitis (UC) between the ages of 0 – 18 years."

The Office of Orphan Products Development (OOPD) has reviewed your request for orphan-drug designation and we are unable to grant your request. The concerns with your request are described below.

The overall prevalence of ulcerative colitis and the prevalence of pediatric ulcerative colitis is greater than 200,000 (please see article by Shivashankar et al., Clin Gastroenterol Hepatol 2017; 15(6): 857-863).

You did not provide an adequate scientific rationale to support use of the drug in patients with ulcerative colitis. You provided clinical data for patients with Crohn's disease who were treated with VITA-100. In addition, you did not provide data from an appropriate animal of the disease. The 2,4,6-trinitrobenzenesulfonic acid-induced colitis rodent model is related to Crohn's disease in humans. There are appropriate chemically-induced animal models of ulcerative colitis, such as dextran sulfate sodium-induced colitis and carrageenan-induced colitis (please see article by Randhawa et al., *Korean J Physiol Pharmacol* 2014; 18(4): 279-288.

Based on the deficiencies cited above, we are unable to grant your request for an orphan drug designation. Further review of this request will be held in abeyance pending receipt of additional information that addresses the noted deficiencies. Please note that FDA recently announced that it no longer intends to grant orphan drug designation to drugs for pediatric subpopulations of common diseases (i.e., diseases or conditions with an overall prevalence of over 200,000), unless the use of the drug in the pediatric subpopulation meets the regulatory criteria for an orphan subset, or unless the disease in the pediatric subpopulation is considered a different disease from the disease in the adult population. See the Federal Register Notice of Availability (NOA) at https://www.gpo.gov/fdsys/pkg/FR-2017-12-20/pdf/2017-27435.pdf, announcing the availability of the draft guidance for industry entitled "Clarification of Orphan Designation of Drugs and Biologics for Pediatric Subpopulations of Common Diseases," available at https://www.fda.gov/downloads/RegulatoryInformation/Guidances/UCM589710.pdf. Note that FDA is holding your request in abeyance pending receipt of additional information, because, as stated in the NOA, FDA will refrain from issuing final decisions on requests for pediatric-subpopulation designation until the guidance is finalized.

Because the prevalence of ulcerative colitis in the United States is above 200,000, if you choose to respond with additional information, please explain why pediatric ulcerative colitis is a valid orphan subset of ulcerative colitis or why ulcerative colitis in the pediatric population is a different disease from ulcerative colitis in the adult population. Please also explain how the prevalence of ulcerative colitis in the pediatric population is less than 200,000 in the United States. Please send such information to the following address and cite the designation request # DRU-2018-6272, and update all contact information:

Office of Orphan Products Development
Food and Drug Administration
WO32-5295
10903 New Hampshire Avenue
Silver Spring, MD 20993-0002

We ask that you submit the additional information within 1 year of the date of this letter or provide a written request for an extension of time to respond to the address above; otherwise, we may consider your request voluntarily withdrawn. 21 CFR 316.24(a). Any extension request should include the reason(s) for the requested extension and the length of time of the requested extension.

Should you have any questions, please contact Jeffrey Fritsch, RPh, in this Office at 301-796-8682 or alternatively at 301-796-8660.

Sincerely,

Henry H. Startzman III for Debra Y. Lewis

Debra Y. Lewis, OD, MBA
Acting Director
Office of Orphan Products Development